Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Two Quarters Ended
	December 28, 2012	December 30, 2011
	(In millions, except ratios)
Earnings:
Income from continuing operations	$266.8	$265.4
Plus: Income taxes	121.0	132.8
Fixed charges	58.6	60.2
Amortization of capitalized interest	—	—
Less: Interest capitalized during the period	(0.1)	—
Undistributed earnings in equity investments	—	—

	$446.3	$458.4

Fixed Charges:
Interest expense	$55.5	$57.2
Plus: Interest capitalized during the period	0.1	—
Interest portion of rental expense	3.0	3.0

	$58.6	$60.2

Ratio of Earnings to Fixed Charges	7.62	7.61